VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242
TEL. 617.444.6100 • FAX 617.444-7117
http://www.vrtx.com

November 6, 2009

Delivered by EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

	Attn:	Keira Ino, Staff Accountant
Mike Rosenthall, Staff Attorney

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 8, 2009

File No. 000-19319

Ladies and Gentlemen:

This letter relates to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the Staff’s letter to the Company, dated October 23, 2009 (the “Comment Letter”), regarding the above referenced Company filings.  The Company hereby confirms that the Company (i) has received the Comment Letter and (ii) will file its response to (A) Comment 1 via EDGAR on or before December 22, 2009 (shortly after the next meeting of the Company’s Management Development and Compensation Committee) and (B) Comments 2 and 3 via EDGAR on or before November 18, 2009.  The Company believes that the additional time required to respond to Comment 1 will ensure that the Company’s Management Development and Compensation Committee will be able to provide adequate input regarding Comment 1, which requests proposed disclosure for the Company’s 2010 proxy statement.

In addition, the Company acknowledges that:

1)  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-444-6417 in the event that you have any questions or concerns with respect to this matter.  In the event that I am not available, please contact my colleague, Valerie Andrews, at 617-444-6227.

Very truly yours,

/s/ Kenneth S. Boger

Kenneth S. Boger
Senior Vice President and General Counsel

cc:   Jim B. Rosenberg, Senior Assistant Chief Accountant

Mark Brunhofer, Senior Staff Accountant

Jennifer Riegel, Staff Attorney